UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Trump Entertainment Resorts, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3818402
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

15 South Pennsylvania Avenue Atlantic City, New Jersey	08401
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: None

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.001 per share	None

EXPLANATORY NOTE

This Amendment to Form 8-A amends and supplements the Registration Statement on Form 8-A filed by Trump Entertainment Resorts, Inc. (the “Company”), a Delaware corporation, with the Securities and Exchange Commission on May 26, 2005.

Item 1.	Description of Registrant’s Securities to be Registered.

Item 1 of the Registration on Form 8-A of Trump Entertainment Resorts, Inc. (the “Company,” “we,” “our,” and “us”) is deleted in its entirety and hereby amended and supplemented by adding the following:

“DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of (i) 20,000,000 shares of common stock, par value $0.001 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). This description is subject to our complete Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”).

Common Stock

Voting Rights. Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our Certificate of Incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect a director.

Dividends. Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation, Dissolution, Winding-Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably, in accordance with the number of shares held by each such holder, in our assets that are legally available for distribution to stockholders, an amount equal to the par value per share of such common stock. After the payment in full of the amount described in the preceding sentence to the holders of our common stock, such holders would be entitled to receive ratably, in all of our remaining assets available for distribution to the holders of our common stock. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up.

Limited Preemptive Rights. Our Certificate of Incorporation provides that, prior to December 31, 2013, we may not sell or issue any common stock or other securities convertible into or exchangeable for common stock, or rights, options, warrants or rights to purchase common stock, other than in certain exempted transactions, without first allowing all holders of at least 5% of our common stock who were “Backstop Parties” under our Plan of Reorganization confirmed by the United States Bankruptcy Court on May 7, 2010 the opportunity to purchase, on the same or better terms, a pro rata portion of such securities. The transactions exempted from these preemptive rights include an issuance of securities pursuant to a management equity plan approved by our Board of Directors and a sale of common stock for cash at a time when our common stock is listed on the New York Stock Exchange or Nasdaq at a price at least equal to the then current fair market value of our common stock. Our stockholders have no preemptive or similar rights to subscribe for additional shares after December 31, 2013.

Fully Paid Shares. All shares of our common stock are fully paid and non-assessable.

Sinking Fund Provisions. There is no sinking fund provision with respect to our common stock.

Preferred Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Registration Rights. Certain of our stockholders have registration rights with respect to our common stock pursuant to a registration rights agreement.

Preferred Stock

Our Board of Directors is authorized, without stockholder approval, subject to applicable law and certain provisions of our Certificate of Incorporation, to issue Preferred Stock in one or more series and fix the number of shares constituting any such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock, including dividend rights, dividend rate, voting rights, terms of redemption, redemption prices, conversion rights and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. In addition, any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Classified Board of Directors

Our Certificate of Incorporation divides the board of directors into three classes, each having staggered three-year terms.

Anti-Takeover Effects of the Delaware General Corporation Law (“DGCL”) and our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Certificate of Incorporation and Bylaws provide that special meetings of the stockholders, except as provided for under Delaware law, (a) may be called at any time by the Chairman of the Board or by the President, and (b) shall be called by the President when directed to do so by: (i) resolution of the Board (adopted by majority vote of the directors then in office) or (ii) written request (which shall state the purpose or purposes therefor) of any three directors or of the holders of shares of our common stock representing not less than 30% of the total voting power of all shares of our common stock entitled to vote on any issue proposed to be considered at the meeting. Our Certificate of Incorporation and Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, our Certificate of Incorporation provides that vacancies may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our Certificate of Incorporation provides that any director elected by the holders of the common stock may be removed at any time, with or without cause, upon the affirmative vote of holders of at least a majority of the issued and outstanding shares of our common stock. Our Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise.

Business Combinations under Delaware Law

Our Certificate of Incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Stockholder Qualification; Redemption of Stock held by Disqualified Holders

Our Certificate of Incorporation contains provisions required by the New Jersey Casino Control Act, to which we are subject, stating that our common stock and other securities are held subject to the condition that, if a holder is found to be disqualified by the New Jersey Casino Control Commission pursuant to the provisions of the Casino Control Act, the holder shall, to the extent required by the Casino Control Act and the Casino Control Commission, (i) dispose of such holder’s common stock or other securities, (ii) not receive any dividends or interest on such common stock or other securities, and (iii) not exercise any voting rights relating to such common stock or other securities. Common stock or other securities held by such a disqualified holder shall be subject to redemption by us in accordance with the provisions set forth in our Certificate of Incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, located at 59 Maiden Lane, Plaza Level, New York, New York 10038.”

Item 2. Exhibits.

Exhibit	Description

3.1	Amended and Restated Certificate of Incorporation of Trump Entertainment Resorts, Inc.

3.2	Amended and Restated Bylaws of Trump Entertainment Resorts, Inc.

4.1	Specimen Common Stock Certificate

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Trump Entertainment Resorts, Inc.

Dated: July 16, 2010	By:	/S/ JOHN P. BURKE
	Name:	John P. Burke
	Title:	Chief Financial Officer, Executive Vice President & Corporate Treasurer

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Certificate of Incorporation of Trump Entertainment Resorts, Inc.

3.2	Amended and Restated Bylaws of Trump Entertainment Resorts, Inc.

4.1	Specimen Common Stock Certificate